

April 30, 2021

Yishai Cohen
Chairman, CEO and President
Landa App LLC
1 Pennsylvania Plaza, 36th Floor
New York, NY 10119

> **Re: Landa App LLC**
> **Amendment No. 5 to**
> **Offering Statement on Form 1-A**
> **Filed April 19, 2021**
> **File No. 024-11377**

Dear Mr. Cohen:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 5 to Form 1-A filed April 19, 2021

Description of the Properties
Landa Series 2505 Oak Circle
Monthly Rent, page 51

1. We note you have recorded rent receivable for Landa Series 2505 Oak Circle as of December 31, 2020. Please tell us if your tenant has subsequently paid the rent due. Further, tell us if your tenant has paid their rent when due in 2021. To the extent your tenant has not paid this rent due and/or continues to not pay rent, please tell us what consideration you gave to disclosing this information here and in your Management's Discussion and Analysis of Financial Condition and Results of Operation.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lillian Brown